[Letterhead of Sullivan & Cromwell LLP]

                October 3, 2014

Michael R. Clampitt

        Division of Corporation Finance,

            Securities and Exchange Commission,

                100 F Street, NE,

                    Washington, DC 20549.

Re:	Great Western Bancorp, Inc.
Registration Statement on Form S-1
Filed September 25, 2014
File No. 333-198458

Dear Mr. Clampitt:

On behalf of our client, Great Western Bancorp, Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), as filed on EDGAR with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on September 25, 2014.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 2, 2014 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

Securities and Exchange Commission October 3, 2014

Outside Front Cover Page of Prospectus

1.	As we requested in our previous two letters, please revise the first paragraph to disclose the information required by Item 501 of Regulation S-K and Instruction 1 to paragraph 501(b)(3) including the amount of securities to be sold by the selling shareholder and a range for the offering price. Please revise the second paragraph to disclose the percentage of the voting power of outstanding shares that National Australia Bank will own after the offering.

The Company has revised the outside front cover page of the prospectus in Amendment No. 2 in response to the Staff’s comment.

Prospectus Summary, Separation from NAB, page 12

2.	We acknowledge your response to comment 5 of our letter to you dated September 15, 2014. Noting the recent planned changes being made at National Australian Bank, including sales of other subsidiaries, as well as anticipated changes in capital requirements please update this disclosure if and when NAB makes plans to make subsequent sales of your stock.

As disclosed in the Registration Statement, the timing of any subsequent sales by National Australia Bank Limited (“NAB”) of our common stock is unknown at this time. The Company will update the Registration Statement if and when NAB’s plans change.

Prospectus Summary, Relationship with NAB, page 13

3.	We acknowledge your response to comment 6 of our letter to you dated September 15, 2014. Please revise the section as follows:

•	revise the second paragraph, the subsection entitled “Stockholder Agreement” and other related disclosure throughout the document to disclose that the rights apply until one year after NAB ceases to be the beneficial owner of fifty percent of your common stock and clarify whether the rights apply even if NAB is no longer a stockholder;

•	revise the second paragraph to briefly discuss the factors that the Federal Reserve considers in determining whether a company controls a bank holding company for purposes of the Bank Holding Company Act;

•	revise the second paragraph to disclose the extent which any of the rights under any of the agreements are assignable to third parties;

•	revise the subsection entitled “Stockholder Agreement” to disclose in each bullet point when each respective right will terminate; and

Securities and Exchange Commission October 3, 2014

•	revise the subsection entitled “Stockholder Agreement” to disclose any rights you have given NAB to your internal audits and to your external auditors.

The Company has revised the disclosure on pages 14–15, 52–53, 55 and 191–196 of Amendment No. 2 in response to the Staff’s comment. The Company notes that the rights afforded to NAB under the Stockholder Agreement cease at various times. The Company has revised the disclosure to clarify the time at which each right described therein ceases.

Prospectus Summary, The Offering, page 17

4.	We acknowledge your response to comment 7 of our letter to you dated September 15, 2014. Please disclose the number of shares to be offered and the number of shares outstanding. As we requested, please disclose the terms of the stock split and revise the share information throughout the document accordingly. Please summarize the effect of the stock split on individuals who hold stock at the time of the stock split.

The Company has revised the disclosure on pages 18–19, 99 and 202 of Amendment No. 2 in response to the Staff’s comment. The Company currently has no individual shareholders. National Americas Holdings LLC (“NAH”) is currently, and at the time of the stock split will be, the Company’s sole stockholder. Accordingly, the stock split will change the number of shares held by NAH, as disclosed in “Principal and Selling Stockholder,” but not its ownership percentage.

Risks Related to our Controlling Shareholder, page 51

5.	We acknowledge your response to comment 8 of our letter to you dated September 15, 2014. Please revise as follows:

•	discuss the risk that NAB may assign these rights to another party, including an American competitors of yours, since NAB will have the ability, directly or indirectly, to cause you to grant consent to assignment and that a competitor may use the rights to harm you and your shareholders; and

•	consider separating the different risks that you identify in this single risk factor into different separate risk factors.

The Company has revised the disclosure on page 53 of Amendment No. 2 in response to the Staff’s comment. The Company has previously considered separating this risk factor but believes the disclosure is sufficiently clear as drafted.

Securities and Exchange Commission October 3, 2014

Determination of Offering Price

6.	Please disclose the information required by Item 505(a) of Regulation S-K to describe the various factors considered in determining the offering price.

The Company has previously disclosed the information required by Item 505(a) of Regulation S-K in the Registration Statement. See pages 213–214 of Amendment No. 2.

Capitalization, page 64

7.	Please revise the table to disclose the missing information.

The Company has revised the disclosure on page 65 of Amendment No. 2 in response to the Staff’s comment.

Dilution, page 65

8.	Please disclose the missing information required by Item 506 of Regulation S-K.

The Company has revised the disclosure on page 66 of Amendment No. 2 in response to the Staff’s comment.

Principal and Selling Stockholder, page 187

9.	As we have preciously requested, please provide the information required by Item 507 of Regulation S-K. Please revise the first paragraph to fill in the blanks. Please revise the table to disclose information for each of the stockholders including the amount of stock beneficially owned before and after the offering and the amount to be sold by each in the offering.

The Company has revised the disclosure on pages 189–190 of Amendment No. 2 in response to the Staff’s comment.

Description of Capital Stock, page 199

10.	Please disclose the missing information required by Item 202(a) of Regulation S- K.

The Company has revised the disclosure on page 202 of Amendment No. 2 in response to the Staff’s comment.

Shares Eligible for Future Sale, page 204

11.	Please disclose the missing information.

The Company has revised the disclosure on pages 207–208 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission October 3, 2014

Underwriting, page 209

12.	Please disclose the missing information.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 212–213 of Amendment No. 2 in response to the Staff’s comment. Pursuant to Rule 430A, the public offering price and underwriting discount, allocations among underwriters and selling concessions will be omitted from the form of prospectus included in the Registration Statement at the time the Company seeks effectiveness. The Company will include such information in the form of prospectus it will file pursuant to Rule 424(b) following the pricing of the offering.

Item 16, Exhibits

13.	As we have requested, please file all of the exhibits required by Item 601 of Regulation S-K as soon as possible. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

The Company acknowledges the Staff’s comment and has included substantially all of the remaining exhibits with Amendment No. 2. The Company undertakes to provide any remaining exhibits required as soon as such exhibits are available. The Company notes that it has refiled the Stockholder Agreement, which has been revised to more clearly reflect NAB’s and the Company’s intent regarding the termination of several provisions of the agreement.

14.	We note that nineteen of the exhibits you define on page II-2 as “forms” of a document. To the extent that the documents are not executed before the Registration Statement is declared effective, please file executed copies of each of the documents once they are executed and to disclose any material changes from the form you filed as an exhibit. See Instruction 1 to Item 601.

The Company acknowledges the Staff’s comment and notes that the designation of “form of” was intended to represent the negotiated form of the agreement to be executed by the parties prior to the completion of the offering. The Company has removed the term “form of” from these exhibits and upon execution will file such exhibits in accordance with Instruction 1 to Item 601 of Regulation S-K.

*    *    *

Securities and Exchange Commission October 3, 2014

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Zachary L. Cochran at (212) 558-4735 or by email (cochranz@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

(Enclosure)

cc:	Jonathan E. Gottlieb

Gustavo Rodriguez

Marc Thomas

(Securities and Exchange Commission)

Kenneth Karels

Peter Chapman

Donald J. Straka

(Great Western Bancorp, Inc.)

Mark J. Menting

Zachary L. Cochran

(Sullivan & Cromwell LLP)